EXHIBIT 99.1

Brookfield Closes €1.14 Billion European Core-Plus Real Estate Fund

BROOKFIELD, NEWS, Oct. 27, 2020 (GLOBE NEWSWIRE) -- Brookfield Asset Management Inc. (“Brookfield”) (NYSE: BAM, TSX: BAM.A) today announced the closing of its first European core-plus real estate fund, Brookfield European Real Estate Partnership (“BEREP” or the “Fund”), with total equity commitments of €1.14 billion.

Reflecting strong investor demand, BEREP attracted total capital commitments exceeding the original €1 billion fundraising target. The Fund’s investors include a mix of public and private pension plans, and insurance companies.

“We are grateful for the strong support we have received from our cornerstone investors,” said Zachary Vaughan, Head of European Real Estate at Brookfield. “We continue to see an active pipeline of opportunities for high-quality European assets with long-term growth potential that can benefit from Brookfield’s local operating expertise.”

To date, the Fund has invested over €50 million of equity in its first investment, 42 rue de Paradis, a high-quality office building in Paris.

Brookfield Asset Management
Brookfield Asset Management is a leading global alternative asset manager with approximately US$550 billion of assets under management across real estate, infrastructure, renewable power, private equity and credit. Brookfield owns and operates long-life assets and businesses, many of which form the backbone of the global economy. Utilizing its global reach, access to large-scale capital and operational expertise, Brookfield offers a range of alternative investment products to investors around the world—including public and private pension plans, endowments and foundations, sovereign wealth funds, financial institutions, insurance companies and private wealth investors.

Brookfield Asset Management is listed on the New York and Toronto stock exchanges under the symbols BAM and BAM.A, respectively.

For more information, please contact:

Media Kerrie McHugh Tel: +1 212 618 3469 Email: kerrie.mchugh@brookfield.com	Media Marie Fuller Tel: +44 (0)207 408-8375 Email: marie.fuller@brookfield.com

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